Fuxing China Group Limited

May 23, 2025

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on April 2, 2024
File No. 333-278459

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fuxing China Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective on May 28, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Very truly yours,

Fuxing China Group Limited

By:	/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer